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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
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1.   Name and Address of Reporting Person*

         Smith                      Bob                       L.
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   (Last)                           (First)             (Middle)

         280 Liberty Street SE, Suite 300
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                                    (Street)

         Salem                      Oregon                97301
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

                  VendingData Corporation   (no symbol)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4.   Statement for Month/Day/Year

                  August 13, 2002
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

                       ---------------------------------
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7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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Common Stock                                                                                      820,051       D
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Common Stock                                                                                      996,088       I        (Note 1)
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                                                                                                 1,816,139      (Note 1)
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====================================================================================================================================

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Option/Right
to Buy                                                                            Common
(Note 2)     $0.86                                                                 Stock     55,000       55,000    D
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Option/Right
to Buy                                                                            Common
(Note 3)     $2.60                                            1/15/01  (Note 3)    Stock      2,000        2,000    D
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Option/Right
to Buy                                                                            Common
(Note 4)     $2.60                                            1/15/01  (Note 4)    Stock      1,000        1,000    D
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Warrant                                                                           Common
(Note 5)     $2.60    8/13/02             E                   6/01/01  8/13/02     Stock     50,000            0    I      (Note 5)
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Option/Right
to Buy                                                                            Common
(Note 6)     $2.60                                            7/02/01  (Note 6)    Stock      1,000        1,000    D
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Option/Right
to Buy                                                                            Common
(Note 7)     $0.35                                            7/02/02  (Note 7)    Stock      1,000        1,000    D
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                                                                                                          60,000
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====================================================================================================================================

Explanation of Responses:
Note 1:   Nature of beneficial ownership:

 Bob L. Smith                                        820,051
 VIP's Industries, Inc. ("VIP's")                    995,088
 Jointly with Christina Smith (daughter)               1,000
                                                 -----------
                        TOTAL                      1,816,139
                                                 ===========

Note 2: As previously reported, on January 4, 1999, Mr. Smith purchased from Richard Huson, at a price of $.71 per share, the option to purchase 55,000 shares of $.001 par value common stock of VendingData Corporation (the "Company")at an exercise price of $.86 per share.

Note 3: As previously reported, on September 13, 1999, the Company granted Mr. Smith an option pursuant to its 1999 Directors' Stock Option Plan (the "Plan") to purchase 2,000 shares of the Company's common stock ("Common Stock") at an exercise price of $2.60 per share. The option is fully vested and exercisable and expires on the later of September 13, 2009 or three months after Mr. Smith ceases to serve as a director of the Company.

Note 4: As previously reported, on January 1, 2000, the Company granted Mr. Smith an option pursuant to the Plan to purchase 1,000 shares of Common Stock at an exercise price of $2.60 per share. The option is fully vested and exercisable and expires on the later of January 1, 2010 or three months after Mr. Smith ceases to serve as a director of the Company.

Note 5: As previously reported, on May 31, 2000, VIP's entered into a Subscription Agreement (the "Subscription") pursuant to which the Company issued a 9.5% Convertible Note (the "Note") to VIP's. Pursuant to the Subscription and the Note, VIP's was issued a warrant to purchase 50,000 shares of Common Stock at an exercise price of $2.60 per share. The warrant was exercisable until one year after the conversion or the repayment of the Note. Due to the cancellation of the Note, the warrant was exercisable until August 13, 2002 and has expired.

Note 6: As previously reported, on January 1, 2001, the Company granted Mr. Smith an option pursuant to the Plan to purchase 1,000 shares of Common Stock at an exercise price of $2.60 per share. The option is fully vested and exercisable and expires on the later of January 1, 2011 or three months after Mr. Smith ceases to serve as a director of the Company.

Note 7: As previously reported, on January 1, 2002, the Company granted to Mr. Smith an option pursuant to the Plan to purchase 1,000 shares of Common Stock at an exercise price of $.35 per share. The option expires on the later of January 1, 2012 or three months after Mr. Smith ceases to serve as a director of the Company.



         /s/ Stacie L. Brown                                  December 31, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
By:  Stacie L. Brown, Attorney-in-Fact
     For Bob L. Smith

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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